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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant To Section 14(d)(1) Of The Securities Exchange Act Of 1934
                                 ---------------
                                 SHOWPOWER, INC.
                            (Name of Subject Company)
                           GE POWER ACQUISITION CORP.
                          A Wholly Owned Subsidiary Of
                            GE ENERGY SERVICES, INC.
                   And An Indirect Wholly Owned Subsidiary Of
                            GENERAL ELECTRIC COMPANY
                                    (Bidders)
                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)
                                   825396 10 4
                      (Cusip Number of Class of Securities)
                              Briggs L. Tobin, Esq.
                            General Electric Company
                              4200 Wildwood Parkway
                             Atlanta, Georgia 30339
                            Telephone: (770) 859-6000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                 ---------------

                                     Copy To
                             C. William Baxley, Esq.
                                 King & Spalding
                              191 Peachtree Street
                           Atlanta, Georgia 30303-1763
                            Telephone: (404) 572-4600

                                 ---------------

    X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,477               Filing Party: GE Power Acquisition Corp.,
                                                           GE Energy Services, Inc. and
                                                           General Electric Company
Form or Registration No.:Schedule 14D-1      Date Filed:   December 27, 1999
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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December
27, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by GE Power Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of GE Energy Services, Inc., a Delaware corporation
(the "Parent"), which is a wholly owned subsidiary of General Electric Company, a New York corporation ("General Electric"), the Parent and General Electric, to
purchase all outstanding shares of common stock, par value $.01 per share (the
"Shares"), of Showpower, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 1999, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

Item 6.  Interest in Securities of the Subject Company.

         Item 6 of Schedule 14D-1 is hereby amended and supplemented as follows:

         (a) and (b): At 12:00 midnight, New York City time, on Tuesday, January
25, 2000, the Offer expired. Based on information provided by the Depositary, a total of approximately 3,300,000 Shares (including approximately 294,000 Shares subject to guarantee of delivery), representing approximately 96% of the Shares outstanding on January 25, 2000, were validly tendered and not properly withdrawn pursuant to the Offer. The Offeror has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $7.00 per share in cash.

         Pursuant to the Merger Agreement, the Offeror intends to merge itself into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, the Offeror or any other direct or indirect subsidiary of Parent or the Company, and Shares owned by shareholders who have not voted in favor of the Merger or consented thereto and who have perfected their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) shall be canceled and converted into the right to receive $7.00 per share, net to the seller in cash, less any required withholding taxes and without interest thereon.

         The consummation of the Offer was publicly announced in a press release issued by Parent on January 26, 2000, a copy of which is filed as Exhibit
(a)(10) hereto and incorporated by reference.

Item 10. Additional Information.

         Item 10 of Schedule 14D-1 is hereby amended and supplemented as follows:


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         (c): The waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer has expired.

Item 11.  Materials to be Filed as Exhibits.

         Item 11 of Schedule 14D-1 is hereby amended and supplemented as follows:

         (a)(10)  Press Release issued by Parent on January 26, 2000.


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                                    SIGNATURE

         AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY
THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated:  January 26, 2000

                                                General Electric Company


                                                By: /s/ Ricardo Artigas
                                                    ---------------------------
                                                        Name:  Ricardo Artigas
                                                        Title:  Vice President



                                                GE Energy Services, Inc.


                                                By: /s/ Ricardo Artigas
                                                    ---------------------------
                                                        Name:  Ricardo Artigas
                                                        Title:  President


                                                GE Power Acquisition Corp.


                                                By: /s/ Ricardo Artigas
                                                    ---------------------------
                                                        Name:  Ricardo Artigas
                                                        Title:  President